United States
                       Securities and Exchange Commission
                              Washington D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                  FOSSIL, INC.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    349882100
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement ___ (A fee is not required only if the filing person : (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))

                               Page 1 of 4 Pages

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1        Names of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Tom Kartsotis
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2        Check the Appropriate Box if a Member of A Group
         (See Instructions)
                   (a) [  ]
                   (b) [  ]
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  3      SEC Use Only

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  4      Citizenship or Place of Organization

           United States of America
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Number of                           5       Sole Voting Power
                                            4,815,712
Shares
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                                    6        Shared Voting Power
Beneficially                                 0

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Owned by                           7        Sole Dispositive Power
                                            4,815,712
Each Reporting             -----------------------------------------------------
                                   8        Shared Dipostive Power
Person With                                  0
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9        Aggregate Amount Beneficially Owned by Each Reporting Person

         4,815,712
--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares*


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11       Percent of Class Represented by Amount in Row (9)

         35.6% (2)
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12       Type of Reporting Person*

         IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)         Name of Issuer:
                  Fossil, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  2280 N. Greenville
                  Richardson, Texas 75082

Item 2(a)         Name of Person Filing:  Tom Kartsotis

Item 2(b)         Address of Principal Business Office or, if none, Residence:
                  2280 N. Greenville
                  Richardson, Texas 75082

Item 2(c)         Citizenship:  United States of America

Item 2(d)         Title of Class of Securities:   Common Stock, par value $.01

Item 2(e)         CUSIP No.:  349882100

Item 3            Not Applicable

Item 4            Ownership.

                  (a)  Amount Beneficially Owned:

                  5,324,527 (1)



                  (b)  Percent of Class:



                  39.3% (2)



                  (c)  Number of Shares as to Which Such Person Has:



                  (i)  sole power to vote or to direct the vote:
                         5,342,527 (1)



                  (ii) shared power to vote or to direct the vote:
                         0



                  (iii)sole power to dispose or to direct the disposition of:
                         5,342,527 (1)



                  (iv) shared power to dispose or to direct the dispostion of:
                         0


__________________________

(1) Includes 6,515 shares owned by Mr. Kartsotis as custodian for Annie Grace Kartsotis, his minor daughter, and also includes 502,300 shares owned by Lynne Kartsotis, wife of tom Kartsotis, as to which Mr. Kartsotis disclaims beneficial ownership.

(2) Based on 13,541,732 shares issued and outstanding as of February 4,1998.

Item 5            Ownership of Five Percent or less of a Class.

                  Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company.

                  Not Applicable

Item 8            Indentification and Classification of Members of the Group.

                  Not Applicable

Item 9            Notice of Dissolution of Group.

                  Not Applicable

Item 10           Certification.

                  Not Applicable



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 1998.



Signature:         /s/ Tom Kartsotis
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